787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 12, 2021

VIA EDGAR

David L. Orlic, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock ESG Capital Allocation Trust

(Securities Act File No. 333-256596, Investment Company Act File No. 811-23701)

Response to Staff Comments

Dear Mr. Orlic:

On behalf of BlackRock ESG Capital Allocation Trust (the “Trust”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on August 5, 2021 regarding the letter filed with the Commission on July 30, 2021 responding to the Staff’s comments (the “Initial Response Letter”) with respect to the Trust’s initial registration statement on Form N-2 (the “Registration Statement”) filed on May 28, 2021.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. The Trust anticipates filing any changes to the Registration Statement described below in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Comment No. 1:	Please revise the Trust’s 80% policy to reference environmental, social and governance (“ESG”) criteria as described in the Registration Statement, rather than “certain” ESG criteria.

Response No. 1:	The Trust has revised the below sentence in the prospectus as follows (additions in bold/underline and deletions in ~~strikethrough~~):

The Trust will invest at least 80% of its total assets in securities that, in the Advisor’s assessment, meet ~~certain~~ the environmental, social and governance (“ESG”) criteria described below.

NEW YORK    WASHINGTON    HOUSTON     PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS     LONDON    FRANKFURT    BRUSSELS    MILAN    ROME

August 12, 2021

Comment No. 2:	Please disclose that the Trust will mark derivatives to market for purposes of the Trust’s 80% policy.

Response No. 2:	The requested disclosure has been added.

Comment No. 3:

Please state in correspondence that the Trust will comply with Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with any Eligible Tender Offer, if the Eligible Tender Offer will cause the common shares to be delisted or eligible for termination of registration under the Exchange Act, or cause reporting obligations with respect to such class to become eligible for termination.

Response No. 3:

The Trust respectfully declines to make the requested change, as an Eligible Tender Offer would not result in a “Rule 13e-3 transaction” that would cause the Trust to be subject to Rule 13e-3. The Registration Statement currently provides that, in the event of an Eligible Tender Offer, the Trust would either (i) complete the tender offer and, subject to Board approval, continue its operations as a listed closed-end fund or (ii) cancel the tender offer and liquidate. Neither of the foregoing transactions would be a “Rule 13e-3 transaction,” as that term is defined in Rule 13e-3(a)(3). In the unlikely event that the tender offer would cause the Trust to be engaged in a transaction that constitutes a “Rule 13e-3 transaction,” the Trust will comply with Rule 13e-3 under the Exchange Act.

Comment No. 4:	Please disclose the actual fee paid to BlackRock (Singapore) Limited (the “Sub-Advisor”).

Response No. 4:	The Trust has added the following disclosure to the Registration Statement:

For that portion of the Trust for which the Sub-Advisor acts as sub-advisor, the Advisor will pay to the Sub-Advisor, an annual fee in arrears in an amount up to 50% of the management fees received by the Advisor from the Trust with respect to the average daily value of the managed assets of the Trust allocated to the Sub-Advisor.

Comment No. 5:

The Trust uses several exclusionary criteria. The current disclosure notes that such criteria “includes, but is not limited to,” certain items. Please revise to list all of the exclusionary criteria the Trust will use or indicate that the criteria listed constitute principal exclusionary criteria used by the Trust. With respect to the criteria that is listed in item (iv) of the revised disclosure provided in Response No. 9 of the Initial Response Letter, please quantify “certain revenue derived from thermal coal generation.”

August 12, 2021

Response No. 5:	The Trust has revised the disclosure provided in Response No. 9 of the Initial Response Letter as follows (additions in bold/underline and deletions in ~~strikethrough~~):

“To determine the Trust’s investable universe, Trust management will first seek to screen out certain issuers. Such screening criteria principally includes~~, among other things~~: (i) issuers engaged in the production of controversial weapons; (ii) issuers engaged in the production of civilian firearms; (iii) issuers that produce tobacco-related products; (iv) issuers that derive ~~certain~~ more than five percent of revenue from thermal coal generation, unless the Trust is investing in green bonds of such issuers or the issuers have set certain targets to reduce climate impact, or more than five percent of revenue from thermal coal mining, unless the Trust is investing in green bonds of such issuers ~~or the issuers have set certain targets to reduce climate impact~~; (v) issuers that derive more than five percent of revenue from oil sands extraction, unless the Trust is investing in green bonds of such issuers; (vi) issuers ranked in the bottom half of the applicable fossil fuel issuers peer group by internal or external ESG criteria; (vii) issuers identified by recognized third-party rating agencies as violators of the United Nations Global Compact, which are globally accepted principles covering corporate behavior in the areas of human rights, labor, environment, and anti-corruption; and (viii) issuers receiving an ESG rating of CCC or equivalent by recognized third-party rating agencies. The Trust’s screening criteria is measured at the time of investment and is dependent upon information and data that may be incomplete, inaccurate or unavailable. This screening criteria is subject to change over time at the Advisor’s discretion.”

Comment No. 6:	Please specify what is meant by the following phrases contained in the revised disclosure provided in Response No. 10 of the Initial Response Letter:

• “third-party ESG data”;
• “internal and external data sources”; and
• “metrics provided by third parties”

Response No. 6:	The Trust has revised the disclosure provided in Response No. 10 of the Initial Response Letter as follows (additions in bold/underline and deletions in ~~strikethrough~~):

Trust management then seeks to allocate the Trust’s assets to issuers that have been identified as having positive sustainability metrics within their sector using a proprietary sustainability scoring system, fundamental sector research and third-party ESG data. In evaluating

August 12, 2021

potential investments, the Advisor considers certain criteria, including but not limited to: (i) whether, based on the Advisor’s proprietary methodologies using internal ~~and external~~ data sources and third-party data, the issuer provides positive environmental and social benefits to third parties relative to other companies in its sector; (ii) whether a bond is a green, social or sustainability bond (e.g., the proceeds of the bond issuance are used for environmental projects that benefit the entire planet by either directly or indirectly reducing carbon-emissions) as determined through the Advisor’s propriety methodology and in line with global norms; (iii) whether it has been determined, based on metrics provided by third parties, that the issuer has established a decarbonization strategy ~~based on metrics provided by third parties~~; and (iv) whether the issuer is aligned with the Advisor’s social and environmental criteria and/or generates revenue associated with the UN Sustainable Development goals. Some examples of third-party data and metrics utilized by the Trust include green revenue metrics, forward looking emissions reduction commitments, revenue from socially controversial business lines, exposure to biodiversity controversies, product mix and targeted populations.

Comment No. 7:

Please disclose that the ESG definition and methodology described in the Registration Statement applies to municipal bonds, government sponsored asset-backed securities/mortgage-backed securities, and government securities (e.g., U.S. Treasuries).

Response No. 7:	The requested disclosure has been added.

Comment No. 8:	Please disclose that State Street Bank and Trust Company will serve as the custodian of both the Trust and wholly-owned subsidiary of the Trust formed in the Cayman Islands.

Response No. 8:	The requested disclosure has been added.

Comment No. 9:	Please disclose the factors that the Board will consider in determining whether to propose a conversion to an open-end fund provided in Response No. 20 to the Initial Response Letter.

Response No. 9:	The requested disclosure has been added.

Comment No. 10:

As requested by Comment No. 23 in the Initial Response Letter, please revise Section 12.4 of the Agreement and Declaration of Trust to state that the provision forcing a shareholder suit to be brought first in state court does not apply to claims arising under the federal securities laws. Please also disclose in an

August 12, 2021

appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response No. 10:

The Trust will revise Section 12.4 of the Agreement and Declaration of Trust as requested by the Staff. The Trust will also add the following disclosure to the Registration Statement summarizing the above-referenced provision of Section 12.4:

Pursuant to the terms of the Agreement and Declaration of Trust, shareholders waive the right to a jury trial to the fullest extent permitted by law in connection with any suit, action or proceeding brought by or in the right of any shareholder or any person claiming any interest in any shares of the Trust seeking to enforce any provision of, or based on any matter arising out of, or in connection with, the Agreement and Declaration of Trust, any series or class or any shares of the Trust including any claim of any nature against the Trust, any series or class or the Trustees or officers of the Trust. In addition, other than with respect to a claim arising under the federal securities laws, any such suit, action or proceeding must be brought exclusively in the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division. Any such suit, action or proceeding being brought with respect to a claim arising under the federal securities laws may be brought in either such court.

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Please do not hesitate to contact me at (212) 728-8925 if you have comments or if you require additional information regarding the Trust.

Respectfully submitted,

/s/ Curtis A. Tate

Curtis A. Tate

cc:	Dean A. Caruvana, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP